SECUR[illegible]  [illegible]SION

ANI[illegible] [illegible]ORT

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

FORM X-17A-5
PART III

SEC FILE NUMBER
8-68416

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quasar Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Wall St., 8th Floor
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Assaf Shalev 917-647-3453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Assaf Shalev, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quasar Trading LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

Patricia Abdelnour
Notary Public
My Commission Expires Sept. 30, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUASAR TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Quasar Trading, LLC

We have audited the accompanying statement of financial condition of Quasar Trading, LLC , (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Quasar Trading, LLC , as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 20, 2012

QUASAR TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$ 112,939
Receivable from clearing broker	1,521,582
Furniture and equipment, at cost, net of accumulated depreciation of $482	3,087
Other assets	23,322
TOTAL ASSETS	$1,660,930

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 34,144
SUBORDINATED LIABILITY AND MEMBERS' EQUITY	
Liability subordinated to claims of general creditors	300,000
MEMBERS' EQUITY	1,326,786
TOTAL LIABILITIES AND MEMBERS' EQUITY	$1,660,930

The accompanying notes are an integral part of this statement.

QUASAR TRADING, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

1. ORGANIZATION AND NATURE OF BUSINESS

Quasar Trading, LLC (the "Company"), organized in September 2009, began doing business as a registered broker-dealer with the Securities and Exchange Commission and as a members of the Chicago Board of Options Stock Exchange (CBSX) in March 2010. The Company is a proprietary trading firm focused principally on equity trading, facilitating trading for remote, in house, automated and grey box traders through a customizable development tool suite.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company continuously monitors its exposure to market and counter-party risk. In addition, the Company reserves the right to review the credit standing of each broker/dealer, clearing organization, customer and/or other counter-party with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by Electronic Transaction Clearing, Inc. ("ETC") and Wedbush Morgan Securities, Inc. ("Wedbush") pursuant to the clearance agreements. In connection therewith, the Company has agreed to indemnify ETC and Wedbush for losses that the clearing brokers may sustain related to the Company's transactions. At December 31, 2011, the receivable from clearing brokers reflected on the statement of financial condition was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

Security transactions and financing with ETC and Wedbush are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid prices.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Purchases and sales of securities are recorded on a trade date basis. Commissions are recorded on a settlement date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates

The Company maintains its cash in bank deposit accounts. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts. Cash equivalents consist of money market and overnight investment accounts.

3. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement. The Company is however, subject to the New York City Unincorporated Business Tax. Taxable income for the year ended December 31, 2011 was offset by prior year carryforwards. Accordingly, the financial statements are presented without a provision for taxes.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2011 management has determined that there are no material uncertain income tax positions.

4. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $1,600,377 which exceeded the minimum requirement of $100,000 by $1,500,377. The Company's ratio of aggregate indebtedness to net capital ratio was .02 to 1.

6. LIABILITY SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The liability subordinated to the claims of general creditors consists of a $300,000 subordinated loan agreement between the company and a member which pays interest at the rate of 8% per annum and expires April 13, 2014.

The subordinated liability has been contributed under an agreement pursuant to the rules and regulations of the Chicago Board of Options Exchange, Inc. and the Securities and Exchange Commission.

The subordinated loan agreement is withdrawable by the lender only at the stated maturity date or may be prepaid under limited circumstances. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets net capital requirements governing withdrawal of subordinated debt.

7. MEMBERS' EQUITY

The following is a description of the Company's two (2) classes of Membership Interests:

- Class A members are comprised of the company's managing members and officers who are allocated the firm's income, after the deduction for Class B profits and losses, according to their pro rata percentage of all the class A member's interests.

- Class B members are admitted to the Company pursuant to the terms of a trader agreement. Each member's capital account is allocated the net trading profits and losses, as defined within the trade member guidelines, generated by their Individual trading account. Net trading allocated losses shall be allocated 100% to the member's account until such time as the account equals $0. Class B members have no management responsibility.

8. COMMITMENTS

The Company leases office space in New York City, under a non-cancelable lease agreement. The lease expires in 2014 and contains provisions for escalations based on increases in certain costs incurred by the lessor. Future minimum rent payments on the lease are as follows:

Year Ended December 31	
2012	$77,000
2013	78,000
2014	13,000
Total	$ 168,000

9. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.